Exhibit (a)(17)
                                   MEMORANDUM


TO: Participants in the Brylane, L.P. Savings and Retirement Plan ("SARP") and Brylane Inc. Employee Stock Purchase Plan ("ESPP")

FROM:    Robert A. Pulciani

DATE:    March 29, 1999

RE:      PPR Transaction--Treatment of SARP and ESPP
________________________________________________________________________________

                                   BACKGROUND

         TENDER OFFER. Pinault-Printemps-Redoute, S.A. ("PPR") currently beneficially owns approximately 49.9% of Brylane's stock. A subsidiary of PPR has made an offer to purchase all of the outstanding stock of Brylane that PPR does not beneficially own now at the price of $24.50 per share (the "Tender Offer"). The purpose of this memo is to give you some background information on the Tender Offer and how it will affect any shares of Brylane stock that you own in the SARP and/or the ESPP. Additionally, this memo tells you how you can implement an election to sell or not to sell your stock to PPR in response to the Tender Offer.

         MERGER. PPR will acquire 100% of the stock of Brylane if Brylane is merged into PPR (the "Merger") as is expected following the closing of the Tender Offer. As a result of the Merger, all of the remaining stockholders of Brylane who did not tender their shares in the Tender Offer will receive cash in an amount equal to the price paid in the Tender Offer (the "Offer Price") at the time of the Merger. The following situations are the possible outcomes that could happen as a result of the Tender Offer:

o If PPR does not acquire at least 90% of the shares of Brylane stock (including the shares it already beneficially owns), it can (1) elect not to purchase any stock pursuant to the Tender Offer or (2) extend the Tender Offer for certain periods past April 12 until 90% is obtained (after which point the Merger would close as soon as possible).

o If PPR acquires 90% of the shares of Brylane stock (including the shares it already beneficially owns), it will purchase such shares, and the Merger will close as soon as possible.

o If PPR acquires at least 75% (including the shares it already beneficially owns), PPR may, but is not obligated to, close the Tender Offer. PPR could also extend the Tender Offer for certain periods past April 12 until 90% is obtained (after which point the Merger would close as soon as possible). If PPR elects to close the Tender Offer upon
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         the acquisition of at least 75% but less than 90%, it will also cause the Merger to be consummated, but only after holding a meeting of Brylane's stockholders. The Merger would still occur, but not for several weeks (a minimum of 45 days after April 12).

         IF THE MERGER IS CONSUMMATED, YOUR SHARES WILL BE AUTOMATICALLY CONVERTED INTO THE RIGHT TO RECEIVE THE OFFER PRICE, WHETHER OR NOT YOU TENDERED YOUR SHARES TO PPR IN THE TENDER OFFER.

                           SAVINGS AND RETIREMENT PLAN

         This provision applies to you only if you have elected to use some of the money in your account in the SARP to purchase Brylane stock. In such a case, you can decide whether or not you wish to tender the shares of Brylane stock held in your account. When you "tender" your shares, that means that you are agreeing to sell your shares to PPR for $24.50 per share.

         You will shortly receive information from Merrill Lynch, which is the trustee of the SARP. The information will provide more detail regarding the Tender Offer and how you can tell Merrill Lynch whether or not you wish to tender the shares held in your account. Please read these materials carefully. If you have any questions on how to fill out any of the forms, you should call Merrill Lynch at (800) 483-7283 or the Information Agent at (800) 322-2885. Your choices are basically as follows:

o If you tell Merrill Lynch to tender your shares, they will be sold to PPR in accordance with the terms of the Tender Offer;

o If you tell Merrill Lynch not to tender your shares, those shares will remain in your account in the SARP; or

o If you don't tell Merrill Lynch whether or not to tender your shares, those shares will be sold to PPR in accordance with the terms of the Tender Offer.

         If you wish to tender your shares, you must call Merrill Lynch at (800) 483-7283 by 3:30 p.m. (Eastern Standard Time) on Friday, April 9, 1999. If you wish to withdraw any shares that you have previously instructed to be tendered, you must call Merrill Lynch at (800) 483-7283 by 3:30 p.m. (Eastern Standard
Time) on Friday, April 9, 1999.

         If the shares you tender are sold, the sales proceeds will be placed in the Retirement Preservation Trust, which is essentially a money market fund that is available under the SARP. You will not be charged any stock brokerage commissions on the sale of your shares to PPR.

         Please note that, if the Merger occurs, you will no longer be able to purchase Brylane stock under the SARP.

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

             EMPLOYEE STOCK PURCHASE PLAN AND MERRILL LYNCH ACCOUNT ESTABLISHED AT THE TIME OF THE INITIAL PUBLIC OFFERING

         This provision applies to you only if you have purchased Brylane stock under the ESPP, or a Merrill Lynch account was established for you as part of Brylane's February 1997 initial public offering. Any shares of Brylane stock that you purchased under the ESPP are held in your personal account at Merrill Lynch. You can decide whether or not you wish to tender those shares. You will shortly receive information from Merrill Lynch, which will provide more detail regarding the Tender Offer and how you can tell Merrill Lynch whether or not you wish to tender the shares held in your account. Please read these materials carefully. If you have any questions on how to fill out any of the forms, you should call Merrill Lynch at (800) 483-7283 or the Information Agent at (800) 322-2885. Your choices are basically as follows:

o If you tell Merrill Lynch to tender your shares, they will be sold to PPR in accordance with the terms of the Tender Offer;

o If you tell Merrill Lynch not to tender your shares, those shares will remain in your personal account at Merrill Lynch; or

o If you don't tell Merrill Lynch whether or not to tender your shares, your shares will not be tendered (so that they will remain in your personal account).

         If you wish to tender your shares, you must call Merrill Lynch at (800) 637-3766 by 3:30 p.m. (Eastern Standard Time) on Friday, April 9, 1999. If you wish to withdraw any shares that you have previously instructed to be tendered, you must call Merrill Lynch at (800) 637-3766 by 3:30 p.m. (Eastern Standard
Time) on Friday, April 9, 1999.

         If the shares you tender are sold, a check in the amount of the sales proceeds will be mailed to your home address. You will not be charged any stock brokerage commissions on the sale of your shares to PPR.

         Please note that if the Merger occurs, the ESPP will be terminated.

                           PARTICIPATION IN BOTH PLANS

         If you have purchased Brylane stock under both the SARP and the ESPP, you will need to make two phone calls to Merrill Lynch, one for each account.

                       SALES UNRELATED TO THE TENDER OFFER

         If you elect not to tender your shares to PPR, you will still be able to sell the shares held in your accounts in the SARP and the ESPP at any time up to the close of the Merger, subject to securities law restrictions and the Company's insider trading and "blackout" policies, and you may have to pay stock brokerage commissions. You will not be charged any stock brokerage commissions if you tender your shares to PPR in the Tender Offer. IF THE MERGER OCCURS, YOUR SHARES WILL BE CONVERTED INTO THE RIGHT TO RECEIVE THE OFFER PRICE, WHETHER OR NOT YOU TENDERED YOUR SHARES TO PPR IN THE TENDER OFFER.

                             FOR FURTHER INFORMATION

         If you have any questions, please contact the Human Resources
Department.














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